SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 6, 2020, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports Second Quarter 2020 Financial Results and Provides Corporate Update”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

In addition, pursuant to the Information Rights Agreement between the Company and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations  under Israeli Securities Law. This Form 6-K includes an Un-Audited Condensed Consolidated Interim Financial Statements as of June 30, 2020, attached as Exhibit 99.2, which was provided by the Company to CBI on August 5, 2020 pursuant to such contractual obligation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Office

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated August 6, 2020 titled “MediWound Reports Second Quarter 2020 Financial Results and Provides Corporate Update”.

99.2	Un-Audited Condensed Consolidated Interim Financial Statements as of June 30, 2020.